Exhibit 99.4

FANG HOLDINGS LIMITED TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING CLASS A ORDINARY SHARES OF FANG HOLDINGS LIMITED FOLD AND DETACH HERE Ordinary Resolution FOR AGAINST ABSTAIN Resolution 1. Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above Address change Mark box, sign and indicate changes/comments below: Sign below Date:

Ordinary Resolution 1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Mr. Changming Yan as an independent director of the board of directors of the Company (the “Board”), a member of the audit committee and the compensation committee of the Board, and a member and the chair of the nominating and corporate governance committee of the Board. Fang Holdings Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.